Man Investments

February 13, 2009

09045447

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

SEC
Mail Processing
Section

FEB 17 2009

Washington, DC
105

PROCESSED
MAR 05 2009
THOMSON REUTERS

Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

Man Group plc
10 February 2009

Man AHL Diversified Futures Ltd Weekly Net Asset Value

As at the close of business on 9 February 2009, the Net Asset Value of Man AHL Diversified Futures Ltd was US$40.76.

Track Record: From inception on 19 May 1998

	Key Statistics
Last week	-2.32%
Last 12 months	+16.6%
Annualised return since inception	+14.2%

ENQUIRIES

David Browne
Head of Group Funding & External Relations
+44 20 7144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 20 7144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception figures for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month, at the time the last weekly figures for the month are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   Man Group plc

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : Variation in Issued share capital ( )

3. **Full name of person(s) subject to the notification obligation** (iii):
   FMR LLC

4. **Full name of shareholder(s)** (if different from 3.) (iv):
   See Section 9

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   04 February 2009

6. **Date on which issuer notified:**
   05 February 2009

7. **Threshold(s) that is/are crossed or reached:**
   5%

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
GB00B16BRD58	84,026,720	84,026,720

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B16BRD58	85,026,720	85,026,720		5.02%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
85,026,720	5.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Name of the Company/Fund	Number of Shares	Management Company
Bank of New York	1,051,215	FMRCO
Bank of New York	236,437	FMTC
Brown Brothers Harriman and Co	4,116,987	FMRCO
Brown Brothers Harriman and Co	17,000	PTC
CIBC Mellon Trust	72,500	FCL
JP Morgan Chase Bank	139,600	FMR
JP Morgan Chase Bank	68,627,279	FMRCO
JP Morgan Chase Bank	175,899	FMTC
Mellon Bank N.A.	202,475	FMRCO
Mellon Bank N.A.	386,624	FMTC
Mellon Bank N.A.	598,100	PTC
Northern Trust Co	835,462	FMRCO
Northern Trust Co	274,349	FMTC
Northern Trust London	121,562	FMRCO
State Street Bank and Tr Co	651,650	FCL
State Street Bank and Tr Co	1,071,783	FICL
State Street Bank and Tr Co	102,150	FMR
State Street Bank and Tr Co	3,229,438	FMRCO
State Street Bank and Tr Co	1,799,898	FMTC

State Street Bank and Tr Co	183,900	PTC
CIBC Mellon Trust (C)	64,812	FCL
Royal Trust - Toronto	411,200	FCL
Northern Trust Co (C)	591,200	FMR
Bank of New York Mellon	65,200	PTC
TOTAL	85,026,720	

Proxy Voting:

10. Name of the proxy holder:
FMR LLC

11. Number of voting rights proxy holder will cease to hold:
1,000,000

12. Date on which proxy holder will cease to hold voting rights:
04 February 2009

13. Additional information:
N/A

14. Contact name:
Rachel Rowson

15. Contact telephone number:
020 7144 1732

END